Exhibit 99.178

mCloud Announces $12.6 Million Overnight Marketed Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, AB, April 8, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("A.I.") and analytics, is pleased to announce that it is commencing an overnight marketed offering (the "Offering") of up to C$12.6 million of units of the Company (the "Units"). Each Unit will consist of one common share (a "Unit Share") and one common share purchase warrant of the Company (each common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company.

The Offering will be conducted on a "best efforts" basis by ATB Capital Markets Inc. (the "Agent"). A.G.P./Alliance Global Partners is acting as lead U.S. placement agent. The Offering will be priced in the context of the market with the offering price and the exercise price and term of the Warrants to be determined prior to the filing by the Company of a prospectus supplement (the "Prospectus Supplement") to its short form base shelf prospectus dated April 28, 2020, for Nunavut and its amended and restated short form base shelf prospectus dated April 28, 2020, for the provinces of Canada (together, the "Base Shelf Prospectus") in respect of the Offering. There can be no assurance as to whether or when the Offering may be completed or as to the actual size or terms of the Offering.

The Agent will be granted an option to sell up to an additional 15% of the Units offered pursuant to the Offering on the same terms and conditions for a period of 30 days following the closing of the Offering. The over-allotment option may be exercised by the Agent to acquire Units, Common Shares, and/or Warrants.

The Company expects to use the net proceeds of the Offering to, in part, advance the Company's Alberta led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare™️ fugitive gas and leak detection solution, as well as to grow its business in the Middle East and Southeast Asia, and for working capital and general corporate purposes.

Closing of the Offering is expected to be on or about April 15, 2021, and will be subject to a number of customary conditions including, but not limited to, receipt of all necessary regulatory approvals and stock exchange approvals, including approval of the TSX Venture Exchange, and the entering into of an agency agreement with the Agent.

The Offering will be completed (i) by way of the Prospectus Supplement in each of the provinces of Canada, other than Quebec, and in the territory of Nunavut, and the Prospectus Supplement will be filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada and in Nunavut, (ii) on a private placement basis in the United States to persons who are either (A) "qualified institutional buyers", as such term is defined in Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or (B) "accredited investors", as such term is defined in Rule 501(a) of Regulation D ("Regulation D") promulgated under the U.S. Securities Act, and, in each case, in compliance with Rule 506(b) of Regulation D and applicable U.S. state securities laws, and (iii) outside Canada and the United States as agreed to by the Company and the Agent, provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in any such jurisdiction.

The Prospectus Supplement and the Base Shelf Prospectus will contain important detailed information about the Offering. Copies of the Prospectus Supplement, following the filing thereof, and the Base Shelf Prospectus will be available on the Company's profile on SEDAR at www.sedar.com. Copies of the Preliminary Supplement and the Base Shelf Prospectus may also be obtained in Canada from ATB Capital Markets Inc. at Suite 410, 585 8 Avenue S.W. Calgary, AB T2P 1G1 or by email at prospectus@atb.com.

The securities referenced herein have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with A.I. and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where A.I. and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, A.I., 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, information related to the proposed securities offered, pricing, size, completion and use of proceeds of the Offering, including the grant, structure, and exercise of the over-allotment option.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/08/c6711.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 20:12e 08-APR-21